July 11, 2019

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549
Attn:  John Reynolds

Re:	Suzano Austria GmbH Suzano S.A. (together, the “Registrants”) Registration Statement on Form F-4 (File No. 333-232311 and 333-232311-01)

Dear Mr. Reynolds:

With respect to the above-referenced registration statement (the “Registration Statement”), and pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby respectfully request that the Securities and Exchange Commission accelerate the effective date of the Registration Statement, so that it is declared effective at 4:00 p.m. (Eastern Time) on July 15, 2019, or as soon thereafter as practicable.

Please contact Nicolas Grabar of Cleary Gottlieb Steen & Hamilton LLP, counsel to the Registrants, at +1 (212) 225-2414, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

[Signature Pages Follow]

Very truly yours,

SUZANO AUSTRIA GMBH

By:	/s/ Fabio Almeida
Name:	FABIO ALMEIDA
Title:	Managing Director

By:	/s/ Carlos Aníbal de Almeida Junior
Name:	CARLOS ANÍBAL DE ALMEIDA JUNIOR
Title:	Managing Director

[Signature page to Acceleration Request — Suzano Austria GmbH]

SUZANO S.A.

By:	/s/ Walter Schalka
Name:	WALTER SCHALKA
Title:	Attorney-in-Fact

[Signature page to Acceleration Request —Suzano S.A.]